March 24, 2017

VIA EDGAR TRANSMISSION

Sumeera Younis

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Azzad Funds, File Nos. 333-20177 and 811-08021

Dear Ms. Younis:

On January 23, 2017, Azzad Funds (the "Registrant"), on behalf of its series, Azzad Ethical Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on March 14, 2017, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Comment 1.  Please explain why red herring language was not included on the cover page of the prospectus.

Response.  The Registrant was not providing the prospectus to anyone pending effectiveness with the SEC, so the red herring language was not necessary.

Comment 2.  If the Fund will engage in short sales as a principal investment strategy, please add it to the strategy and include it in the fee table.  If it will not, then remove it from the footnote. Please also revise the footnote to indicate that the recoupment period is 3 years, not 3 fiscal years, and that it must be within the lesser of the expense caps in place at the time of waiver or at the time of recoupment.

Response. The adviser has confirmed to the Registrant that short selling is not a principal strategy of the Fund, so it has not been added to the strategy or footnote.  The reference to short selling in the footnote has been left in because it tracks the language in the expense limitation agreement. The footnote has been revised as follows with respect to recoupment:

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These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within ~~the~~ three years ~~after the fiscal year end during which~~ from the time the fees ~~have been~~ were waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment.

Comment 3. Please consider adding a heading for “Example”. Please add to the disclosure for the expense example that it includes the effect of waivers for the period through expiration.

Response.  The Registrant has added the “Example” heading. The expense example shown reflects the effect of the expense cap for the period through its expiration; however, Form N-1A does not require the disclosure requested, so it has not been revised.

Comment 4.  The staff believes that the Fund needs to comply with the requirements of Rule 35d-1 with respect to its use of “ethical” in its name. Please add an 80% test for investments in ethical securities.

Response. The Registrant has added the following to the end of the first paragraph of the strategy:

Under normal market conditions, the Fund will invest at least 80% of its assets (defined as net assets plus borrowing for investment purposes) in securities meeting the Fund’s ethical investment criteria.

Comment 5.  In the fourth paragraph of the strategy, please explain what “positive characteristics” means more specifically. Please supplementally define “close correlation” and explain how close the historical correlation has been.

Response.  ZCM considers close correlation to be to mean a tracking error under 3%. Historically, the Fund’s performance has had a tracking error of approximately 2.5% to 3.0% with the Index’s performance. The Registrant has revised the disclosure as follows:

Generally, ZCM will attempt to overweight stocks with positive characteristics identified by its quantitative model (higher cash flow return on investment “CFROI” profitability measures, higher/ more stable profitability, higher/more profitable sales growth, positive price momentum, relative low price/earnings measures) and underweight (or avoid altogether) stocks with negative characteristics (lower CFROI profitability measures, declining/volatile profitability, lower/more volatile sales growth, declining price momentum, relative high price/earnings measures). Using various optimization techniques, ZCM will

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construct a portfolio that is designed to closely track the risk profile of the Index (e.g. beta, size, volatility). Although the Fund will not hold all of the stocks in the Index, ZCM expects that there will be a close correlation between the performance of the Fund and that of the Index in both rising and falling markets.

Comment 6.  In the sixth paragraph of the strategy, it states that ZCM will sell a security if it falls out of compliance with the Fund’s ethical investment restrictions. Please revise the disclosure to indicate whether this is evaluated on a periodic or continuous basis.

Response.  The Registrant has revised the disclosure as follows:

 ZCM will decide which securities to purchase for the Fund. ZCM will sell a security if it falls out of compliance with the Fund’s ethical investment restrictions. The Fund’s Adviser evaluates whether a security continues to meet the Fund’s ethical investment restrictions on a quarterly basis, and, if the Adviser believes a security no longer meets the Fund’s ethical investment restrictions, ZCM will be instructed to sell such security.

Comment 7.  Please explain how performance is determined with respect to environmental responsibility, labor standards, and human rights.

Response. The Registrant has revised the disclosure as follows:

The Fund does not invest in corporations that derive substantial revenue (defined as more than 5% of total revenue) from alcohol, tobacco, pornography, pork, fracking, private prisons, gambling or weapons industries as determined by the Adviser. ~~The Fund will also consider a company’s performance with respect to environmental responsibility, labor standards, and human rights.~~

Comment 8.  Consider adding the titles of each risk in the section “Principal risks of investing in the Fund.”

Response.  The Registrant has not revised the disclosure in order to be consistent with other series of the Registrant.

Comment 9.  Please explain why growth stock risk is not included given that the Fund invests in securities on a growth index.

Response.  The Registrant has added growth stock risk.

Comment 10.  Please confirm the inception date shown in the performance section.

Response.  The Registrant has corrected the inception date of the Fund to December 22, 2000.

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Management, Organization & Capital Structure

Comment 11.  Please disclose the advisory fee paid to the investment adviser for the last three years and explain how it is calculated.

Response.  The Registrant has not revised the disclosure to include the last three years because Item 10(a)(1)(ii)(A) only requires the amount paid for the most recent fiscal year. The disclosure has been revised to more clearly show the fee before and after waiver as shown below:

For the fiscal year ended June 30, 2016, the Adviser earned 0.80% for services to the Azzad Ethical Fund (before waivers) and 0.63% (after waivers).

Comment 12.  Please state the amount of the sub-advisory fee paid to ZCM.

Response. The Registrant has added the following disclosure:

Under a sub-advisory agreement between the Adviser and ZCM, ZCM earns an annual sub-advisory fee equal to 0.25% of the average daily net assets for the Azzad Ethical Fund. The Subadviser’s fee is paid out of the annual management fee the Adviser receives, not by the Fund.

Comment 13.  In the last paragraph in the section “How Your Share Price (NAV) is Determined?”, it mentions foreign exchanges. Please add investments in foreign securities to the strategy or consider removing the reference.

Response.  The disclosure regarding the calculation of the NAV is a trust level policy. The portion relating to foreign exchanges does not apply to this Fund, but it applies to a Fund that typically shares a prospectus with this Fund, so the disclosure has not been revised.

SAI:

Trustees and Executive Officers

Comment 14.  The information provided explains why Bashar Qasem is an interested person. Please explain why there is only an explanation provided for him. Also, in the column “Number of Portfolios in Fund Complex Overseen by Trustee”, why does it say N/A for Jamal Elbarmil and Manal Fouz.

Response.  Form N-1A only requires an explanation of why someone is interested for the interested trustees. The Mr. Qasem is the only interested trustee; the other trustees are independent. Jamal Elbarmil and Manal Fouz are officers of the Trust, not trustees,

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so the information for that heading is not applicable as N-1A requires that information for trustees only.

If you have any questions, please call the undersigned at (404) 541-2954.

Very truly yours,

/s/Tanya L. Goins

Tanya L. Goins

5

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